File No. 70-9049

	       SECURITIES AND EXCHANGE COMMISSION

		     Washington, D.C. 20549

			    FORM U-1



			 AMENDMENT NO. 4

			       To

		     APPLICATION-DECLARATION

			      Under

	 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



		       Entergy Corporation
			639 Loyola Avenue
		      New Orleans, LA 70113

	     (Name of company filing this statement
	   and address of principal executive offices)



		       Entergy Corporation


	(Name of top registered holding company parent of each applicant or declarant)



C. John Wilder                        Geoffrey D. Roberts
Executive Vice President              President
  and Chief Financial Officer         Entergy Enterprises, Inc.
Entergy Corporation                   Parkwood Two Building
639 Loyola Avenue                     10055 Grogan's Mill Road
New Orleans, LA  70113                Suite 400
				      The Woodlands, TX  77380

	   (Names and addresses of agents for service)


     The Commission is also requested to send copies of any communications in connection with this matter to:

Frederick F. Nugent, Esq.                Laurence M. Hamric, Esq.
General Counsel                          Associate General Counsel
Entergy Power Development Corporation    Entergy Services, Inc.
Parkwood Two Building                    639 Loyola Avenue
10055 Grogan's Mill Road                 New Orleans, LA 70113
Suite 400
The Woodlands, TX  77350

Thomas C. Havens, Esq.                   Kent R. Foster, Esq.
Whitman Breed Abbott & Morgan LLP        Entergy Services, Inc.
200 Park Avenue                          P.O. Box 8082
New York, NY 10166                       Little Rock, AR 72203

Item 3.    Applicable Statutory Provisions.

     Item 3 of the Application-Declaration in this File, as previously amended, is hereby further amended and restated to read in its entirety as follows:

     "The transactions proposed herein are or may be subject to Sections 6(a), 7, 12(b), 32 and 33 of the Act and Rules 45, 53 and 54 thereunder. To the extent that the proposed transactions are considered by the Commission to require authorization, approval or exemption under any Section of the Act or rule thereunder, other than those specifically referred to above, request for such authorization, approval or exemption is hereby made.

     Rule 53 provides that, if each of the conditions of paragraph (a) thereof is met, and none of the conditions of paragraph (b) thereof is applicable<FN10>, then the Commission may not make certain adverse findings under Sections 7 and 12 of the Act in determining whether to approve a proposal by a registered holding company to issue securities in order to finance an investment in any EWG or to guaranty the securities of any EWG.

     Rule 53(c) states that if a registered holding company is unable to satisfy the requirements of paragraph (a) of Rule 53, such company must "affirmatively demonstrate", in connection with a proposal to issue and sell securities to finance an investment in any EWG, or to guarantee the securities of any EWG, that such proposal:

	  (1) will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and

	  (2) will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of State commissions to protect such subsidiary or customers.

     Entergy addresses each of these requirements as follows:

     (1) The use of proceeds from the issuance and sale of securities (including guarantees) to make investments in Exempt Projects in amounts which would cause Entergy's aggregate investment in Exempt Projects to exceed 50% (but not 100%) of Entergy's consolidated retained earnings should not have a "substantial adverse impact" on the financial integrity of the Entergy System.

     (a) Aggregate investments in Exempt Projects in amounts up to 100% of Entergy's consolidated retained earnings would still represent a relatively small commitment of capital for a company the size of Entergy, based on various key financial ratios at December 31, 1999. For example, investments in this amount would be equal to only 19.2% of Entergy's total capitalization
($14,505,090,000), 18.0% of consolidated net utility plant
($15,500,756,000), 12.1% of total consolidated assets
($22,985,087,000), and 45.3% of the market value of Entergy's outstanding Common Stock ($6,155,200,458). By way of comparison, the relevant measures for Entergy are within the ranges the Commission has found, in the cases of The Southern Company
("Southern")<FN11>, Central and South West Corporation ("CSW")<FN12>,
GPU, Inc. ("GPU")<FN13>, Cinergy, Inc. ("Cinergy")<FN14>, American Electric Power Company, Inc. ("AEP")<FN15> and New Century Energies, Inc.
("NCE")<FN16> to represent a relatively small commitment of capital. <FN17>

     (b) Entergy's consolidated retained earnings grew by an average of approximately 3.5% per year over the period of 1995 to 1999.<FN18>

     (c) Entergy's consolidated capitalization and interest coverage ratios for 1998 and 1999 were within industry ranges set by the independent debt rating agencies for BBB rated electric utility companies, as shown in the table below.<FN19>

     Actual 1998 Capitalization and Interest Coverage Ratios:

     Total Debt/Capital                          48.6 %
     EBIT/Cash Interest (times)                   2.26
     Funds from Operations/Interest (times)       3.19

     Actual 1999 Capitalization and Interest Coverage Ratios:

     Total Debt/Capital                          49.0 %
     EBIT/Cash Interest (times)                   2.25
     Funds from Operations/Interest (times)       3.12


	   Industry Ratios for BBB Related Companies*


				      Average    High       Low
Total Debt/Capital                      52%       65%       42%
EBIT/Cash Interest (times)              2.8       4.3       1.9
Funds from Operations/Interest (times)  4.6       6.0       2.7


	 *(Source: Moody's Investors Service Electric Utility
		   Sourcebook, October 1999)

   Entergy's consolidated capitalization ratio as of December 31, 1999 (approximately 51% equity and approximately 49% debt, including short-term debt of approximately $315 million) is well within the industry range set by the independent debt rating agencies for BBB rated utilities (40% to 65% debt).

    (d) There is no indication that Entergy's investments in Exempt Projects have adversely affected its ability to raise common equity. Except for issuances of Common Stock pursuant to the DRIP, as described in Item 1, Entergy has not issued new common equity since 1985.

    Entergy's price-earnings and market-to-book ratios and an average of the price-earnings and market-to-book ratios for 29 U.S. electric utilities included in Standard and Poor's utility index (SPELEC) for the period 1995 through 1999 are shown below:

		      1995    1996    1997    1998    1999
P/E Ratio:
Entergy               13.7    15.1    29.1    10.4    11.4
SPELEC*               13.9    12.8    17.1    19.1    12.5
Market-to-Book Ratio:
Entergy               103%      97%   110%    108%     87%
SPELEC*               144%    137%    168%    186%    141%

    *(Source: Average of Standard and Poor's
	      U.S. Electric Companies (29 Companies))

   It is difficult to say with certainty why the market values Entergy's Common Stock as it does. To the extent that the market-to-book and price/earnings ratios for Entergy's Common Stock are under downward pressure, the reason relates, in one way or another, to uncertainties surrounding potential retail competition in Entergy's service territory and the prospect of a restructuring of Entergy's domestic utilities. Each of the five jurisdictions in which Entergy's domestic retail utility subsidiaries operate are engaged in processes that are leading or may lead to open access for retail electric supply sometime in the future. Implicit in these processes is the prospect that public utilities, including Entergy's utility subsidiaries, will have structures and financial characteristics that are significantly different from those of the past. All of these factors create uncertainty, which is reflected in the market's valuation of Entergy's Common Stock. In this respect, the market price of Entergy's Common Stock is behaving no differently than that of many other U.S. electric utility companies.

  As indicated above, Entergy's investments in Exempt Projects that have reached the operational stage are now contributing, and are expected in the future to continue contributing, to Entergy's consolidated net income. Therefore, Entergy believes that the market's assessment of Entergy's future growth and earnings potential, and hence the valuation of Entergy's Common Stock, will increasingly be influenced by Entergy's ability to augment its earnings from domestic utility operations with earnings from investments in Exempt Projects and other non-regulated businesses. For these and other reasons, Entergy believes it is important to enhancing shareholder value that it have the increased financial flexibility sought in this filing to invest in additional Exempt Projects as appropriate opportunities arise.

  (e) Entergy's dividend payout ratio (percentage of earnings paid out in dividends) over the past several years as compared with the average of the dividend payout ratios for 29 U.S. electric utilities included in Standard and Poor's utility index is indicated below:

			1995    1996    1997    1998    1999
Entergy Payout Ratio (%) 85      98      175     50**    53
SPELEC*                  62      73       92     54      62

    *(Source: Average of Standard and Poor's U.S. Electric
	      Companies (29 Companies))
   **In the third quarter of 1998, Entergy reduced its Common
     Stock dividend from 45 cents per share to 30 cents per share.

      (f) The market's favorable assessment of the overall quality of Entergy's portfolio of Exempt Projects is further demonstrated by the success that Entergy has had in obtaining non-recourse debt to finance the acquisition and ownership of these projects. For example, in connection with the Saltend Cogen and Damhead Creek projects, EWO was able to arrange non-recourse debt financings in an aggregate principal amount of approximately $1.7 billion through credit facilities with various international lenders. The debt issued under such credit facilities is secured solely by the respective assets of Saltend Cogen and Damhead Creek projects, and is not guaranteed by, or otherwise recourse to, Entergy or any of the System operating companies.

    (g) As indicated in Item 1 above, none of the conditions described in paragraph (b) of Rule 53 is applicable. Specifically, (1) there has been no bankruptcy of any significant Entergy subsidiary company, (2) as previously noted, Entergy's average consolidated retained earnings for the four most recent quarterly periods have not decreased by 10% from the average for the preceding four quarterly periods, and (3) Entergy has never reported "operating losses" in any fiscal year attributable to its Exempt Projects in excess of 5% of consolidated retained earnings. No associate Exempt Project has ever defaulted under the terms of any financing document.

			    * * * * *

     (2) The proposed use of financing proceeds for investments in Exempt Projects in amounts which would cause Entergy's aggregate investment in Exempt Projects to not exceed 100% of Entergy's consolidated retained earnings should have no "adverse impact" on any of the System operating companies, their respective customers, or on the ability of the State Regulators to protect such companies or their customers.

     This conclusion is directly supported by, among other things, (1) analyses of the System operating companies' financial condition (including the ability of the System operating companies to issue senior securities), (2) the lack of any present or anticipated need of any of the System operating companies for equity capital from Entergy, (3) the existing structural and other safeguards against adverse effects of Entergy's investments in Exempt Projects, including the authority of Entergy's State Regulators to protect the System operating companies and their customers from any such adverse effects,<FN20> and
(4) Entergy's continuing compliance with other applicable requirements of Rule 53(a).

     (a) As shown below, the debt (including short-term debt) ratios of the System operating companies for the past five years have generally been, and should continue to be, consistent with the industry average for BBB rated electric utilities (which was 52% as of the end of 1999).

Debt as % of         1995     1996     1997     1998     1999
Capitalization

Entergy Arkansas     52.7     52.3     52.4     50.8     51.4
Entergy Gulf States  55.2     52.9     51.4     49.8     49.9
Entergy Louisiana    50.6     51.0     50.7     50.0     51.0
Entergy Mississippi  50.3     49.8     49.3     49.5     51.9
Entergy New Orleans  53.0     52.6     52.7     51.9     54.6

     *(Source: BBB industry average from Moody's Investors
	       Service Electric Utility Sourcebook,
	       October 1999)

     Debt levels of each of the System operating companies generally are projected to remain stable or decline over the next several years. The reduction in debt levels in recent years is attributable largely to redemptions and retirements of senior debt using funds derived from excess cash flow.

     (b) Moreover, additional investments by Entergy in Exempt Projects will not have any negative impact on the System operating companies' ability to fund operations and growth. Over the past 10 years, the System operating companies have funded substantially all of their construction expenditures from internally generated funds and from sales of senior securities and other borrowings. The last significant equity infusion by Entergy in any of the System operating companies was made in 1992 (approximately $25 million to Entergy Mississippi). Entergy does not anticipate that it will need to make any additional equity investment in any System operating company for at least the next three years.

     System operating companies - Construction Expenditures:

	  Actual (1995-1999) and projected (2000-2002)
     expenditures, net of Allowance for Funds Used During
     Construction ($ million):

1995    1996    1997    1998     1999    2000    2001     2002
570     508     417      544      738    1054    893      734


	  Percent internally generated:

	  1995     1996     1997      1998     1999
	  247%     251%     347%      322%     177%


     The System operating companies' ability to issue debt and equity securities in the future depends upon earnings coverages at the time such securities are issued. Each of the System operating companies must comply with certain coverage requirements designated in their mortgage bond indentures. The earnings coverages of the System operating companies are all currently at levels sufficient to enable such companies to issue securities in amounts necessary to meet their projected financing requirements, and over the near term, such coverages are expected to remain at levels sufficient for such financing requirements.

     The following table shows the senior debt securities ratings of each of the System operating companies over the previous five years:

Senior Debt Ratings:   1995    1996    1997    1998    1999
Entergy Arkansas       BBB     BBB     BBB+    BBB+    BBB+
Entergy Gulf States    BBB-    BBB-    BBB-    BBB-    BBB-
Entergy Louisiana      BBB     BBB     BBB     BBB     BBB
Entergy Mississippi    BBB     BBB     BBB+    BBB+    BBB+
Entergy New Orleans    BBB     BBB     BBB     BBB     BBB

     The senior securities of each of the System operating companies are presently rated BBB+, BBB-, BBB, BBB+, and BBB for Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi and Entergy New Orleans, respectively, by Standard & Poor's Ratings Group. The System operating companies continue to show financial statistics on various performance measures used by the rating agencies ( e.g., pre-tax interest coverage, debt ratio, funds from operations to debt, funds from operations interest coverage, and net cash flow to capital expenditures) consistent with similarly rated companies in the industry. In addition, Entergy believes that its investments in Exempt Projects have not adversely affected the senior debt ratings of the System operating companies.

     (c) There is no evidence indicating that any of the State Regulators have been, or will be, unable to protect the System operating companies or their customers from any adverse effects resulting from Entergy's investments in Exempt Projects. In addition, all of Entergy's investments in Exempt Projects are strictly segregated from the System operating companies. In particular, as discussed above, the financing arrangements used for Entergy's Exempt Projects are carefully structured to fully insulate the System operating companies from the direct effects of any losses that may be incurred in connection with such projects. No System operating company owes indebtedness, has extended credit, or has sold or pledged its assets, directly or indirectly, to any Exempt Project, and the indebtedness of the Exempt Projects is not recourse to any System operating company. Entergy further represents that, in connection with any existing or future investments in Exempt Projects, no System operating company will, directly or indirectly, sell or pledge any of its assets or incur any indebtedness to or for the benefit of an Exempt Project. Therefore, there is no possibility that the System operating companies would have any liability with respect to Entergy's investments in Exempt Projects.

     As a practical matter, it may not be feasible to insulate the System operating companies from a potential increase in the cost of capital that could result from a major loss in connection with Entergy's investments in Exempt Projects. However, in the event that any investments in Exempt Projects were to have indirect adverse effects on the System operating companies' cost of capital, Entergy's State Regulators have the authority and the means to prevent any increased capital costs from being passed on to the ratepayers of such companies. For example, the State
Regulators can fix the cost of capital for purposes of setting the retail rates of electric utilities subject to their jurisdiction by comparison with selected groups of domestic utilities, which exclude any utilities with adverse capital cost impacts due to investments in Exempt Projects. In addition, Entergy and its affiliates have been subjected to audits by the FERC, the Commission and the State Regulators. These audits have not led to findings that the System operating companies cross-subsidize Exempt Projects. Furthermore, Entergy represents herein, and commits to each of its State Regulators, that Entergy will not seek recovery through rates to the System operating companies' customers for any possible losses that Entergy may sustain on investments in Exempt Projects or for inadequate returns on such investments.

     (d) Entergy has complied and will continue to comply with the requirements of Rule 53(a)(2) (regarding the preparation and availability of books and records and financial reports for Exempt Projects), and the limitations in Rule 53(a)(3) (regarding the use of System operating company employees in connection with providing services to Exempt Projects).

     Entergy's need for the support of personnel provided by the System operating companies in connection with Exempt Projects has been, and is projected to remain, minimal. The vast majority of the operational employees of the Exempt Projects are hired or contracted locally, even where an Entergy affiliate is the project operator. Moreover, project development, management and home office support functions for the Exempt Projects are largely performed by Entergy's non-utility affiliates and by outside consultants. The increased levels of investment in Exempt Projects proposed herein are not expected to have any significant impact on the level of utilization of System operating company employees. Entergy further represents that the System operating companies have not increased, and will not increase, staffing levels or acquire other resources to support the operations of Exempt Projects.

     For all of the foregoing reasons, Entergy believes that, on the basis of the information set forth herein, and consistent with similar authorizations previously granted by the Commission, the Commission should make the requisite findings under Rule 53(c) and grant Entergy's request for a modification of the condition set forth in Rule 53(a)(1)."

			   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

			      ENTERGY CORPORATION



			      By:  /s/ Michael G. Thompson
				Michael G. Thompson
				Senior Vice President, General
				Counsel and Secretary





Dated:  May 23, 2000

_______________________________

<FN10>  As discussed below, none of the conditions specified in Rule
	53(b) is applicable.

<FN11>  See HCAR No. 26501 (April 1, 1996).

<FN12>  See HCAR No. 26653 (January 24, 1997).

<FN13>  See HCAR No. 26779 (November 17, 1997).

<FN14>  See HCAR No. 26848 (March 23, 1998).

<FN15>  See HCAR No. 26864 (April 27, 1998).

<FN16>  See HCAR No. 26982 (February 26, 1999).

<FN17>  Specifically, the respective percentages for Southern (as of
	December 31, 1995) were 16.3%, 15.4%, 11.0% and 20.4%, for CSW
	(as of June 30, 1995) were 23%, 23%, 14% and 31%, for GPU (as
	of June 30, 1997) were 24.9%, 34.2%, 19.4% and 49.8%, for
	Cinergy (as of March 31, 1997) were 16%, 16%, 11% and 19%, for AEP (as of September 30, 1997) were 16%, 13.8%, 9.8% and 18.5%, and for NCE (as of September 30, 1998) were 13.7%, 11.8%, 9.1% and 12.5%.

<FN18>  Entergy's consolidated retained earnings grew during this
	period notwithstanding a decrease of approximately $184 million in Entergy's consolidated retained earnings during 1997 due to regulatory developments in Texas affecting Entergy Gulf States and the recording in July 1997 of the U.K.
	windfall profits tax imposed on London Electricity plc.

<FN19>  The consolidated capitalization ratios provided herein include
	non-recourse debt that is consolidated for financial reporting purposes.

<FN20>  To provide additional assurances in this regard to the
	Commission, Entergy requested each State Regulator to provide a letter certifying to the Commission that it will exercise its authority under relevant state law to protect ratepayers from any such adverse effects.

	In conjunction with these letters, Entergy has agreed to
	various conditions that enhance the ability of the State
	Regulators to protect consumers.  For example, Entergy has
	agreed with the PUCT to comply with PUCT regulations that
	provide, among other things, for the filing of periodic
	reports concerning Entergy's existing and proposed investments
	in Exempt Projects.   In addition, Entergy, Entergy Arkansas
	and the APSC have entered into a Stipulation and Agreement containing a number of mechanisms designed to shield Arkansas ratepayers from increased capital costs associated with
	Entergy's Exempt Projects.   Entergy also has executed a
	revised Settlement Agreement with the CNO and the MPSC, that will replace a 1992 settlement agreement with such commissions, that includes access to books and records, audit rights, use of internal controls regarding cost allocation, transfer pricing requirements, and other provisions to protect CNO and MPSC jurisdictional customers from adverse consequences of Entergy's increased investments in Exempt Projects. Finally, the LPSC continues to benefit from "affiliate interest conditions" adopted in 1993 that contain provisions substantially similar to the revised settlements between Entergy, the CNO and the MPSC. Reference is hereby made to Exhibits B-1 through B-5 for further information concerning these conditions.